SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

CORPORATE EVENT CALENDAR
Company Data
Company Name	Net Serviços de Comunicação S.A.
Central Office Address	Rua Verbo Divino. 1356
Website	www.netservicos.com.br
Investor Relations Officer	Name: Leonardo Pereira E-mail (1): leonardo.pereira@netservicos.com.br E-mail (2): ri@netservicos.com.br Phone: (55 11) 2111-2785 Fax: (55 11) 2111-2780
Publications (and locality) in which its corporate documents are published	Valor Econômico and Diário Oficial do Estado de São Paulo

Annual Financial Statements and Consolidated Financial Statements, when applicable, as of 12/31/2005
Event	Date
Accessible to Stockholders	02/01/2006
Publication	02/02/2006
Submission to BOVESPA	02/02/2006
US GAAP Release	02/02/2006
Standardized Financial Statements (DFP), as of 12/31/2005
Event	Date
Submission to BOVESPA	02/01/2006

Annual Financial Statements (IAN), as of 12/31/2005
Event	Date
Submission to BOVESPA	05/26/2006

Quarterly Financial Statements – ITR
Event	Date
Submission to BOVESPA Referring to 1st quarter 2006 Referring to 2nd quarter 2006 Referring to 3rd quarter 2006	04/25/2006 07/21/2006 10/24/2006
Submission to BOVESPA – Earnings Release in US GAAP Referring to 1st quarter 2006 Referring to 2nd quarter 2006 Referring to 3rd quarter 2006	04/26/2006 07/25/2006 10/25/2006
Ordinary Shareholders Meeting
Event	Date
Publication of the Call Notice	04/11/2006
Submission of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available	04/10/2006
1

Ordinary Shareholders Meeting (1st Call Notice)	04/28/2006
Submission of the Minutes of the Ordinary Shareholders Meeting to BOVESPA	04/28/2006

Extraordinary Shareholders Meeting scheduled
Event	Date
Publication of the Call Notice	04/11/2006
Submission of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available	04/10/2006
Extraordinary Shareholders Meeting (1st Call Notice)	04/28/2006
Submission of the Minutes of the Extraordinary Shareholders Meeting to BOVESPA	04/28/2006
Submission of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available	10/16/2006
Publication of the Call Notice	10/16/2006
Extraordinary Shareholders Meeting (1st Call Notice)	10/30/2006
Submission of the main deliberations of the Extraordinary Shareholders Meeting to BOVESPA	10/30/2006
Submission of the Minutes of the Extraordinary Shareholders Meeting to BOVESPA	10/31/2006
Public Meeting with Investors
Event	Date
Apimec Meeting São Paulo
 Apimec Meeting Rio de Janeiro
 Apimec Meeting Porto Alegre
 Apimec Meeting Belo Horizonte
 Apimec Meeting Brasília
 Apimec Meeting Rio de Janeiro
Apimec Meeting São Paulo
Apimec Meeting São Paulo
 Apimec Meeting Rio de Janeiro
 Apimec Meeting São Paulo
Apimec Meeting Rio de Janeiro	02/21/2006 02/22/2006 03/14/2006 02/15/2006 03/16/2006 05/18/2006 06/07/2006 07/26/2006 07/28/2006 10/26/2006 10/26/2006
Board of Directors Meeting scheduled
Event	Date
Board of Directors Meeting (which subject concerns market matters)	Not scheduled
Submission of the main deliberations of the Board of Directors Meeting to BOVESPA	Not scheduled
Submission of the Minutes of the Board of Directors Meeting to BOVESPA	Not scheduled
2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.